FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December, 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

December 4, 2007

Minco Silver Corporation is pleased to announce receipt of a hydrogeological review report on its Fuwan Project, located in Guangdong Province, China, completed by independent engineering firm SRK Consulting (Canada) Inc.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated December 4, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Sharon Howatt

Date:  December 4, 2007

Sharon Howatt

Corporate Secretary

Exhibit 2.1

TSX: MSV
For Immediate Release	December 4, 2007

NEWS RELEASE

MINCO SILVER RECEIVES POSITIVE HYDROGEOLOGY REPORT ON THE FUWAN PROJECT FROM SRK CONSULTING

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce receipt of a hydrogeological review report on its Fuwan Project, located in Guangdong Province, China, completed by independent engineering firm SRK Consulting (Canada) Inc.

SRK was contracted in July 2007 by the Company to provide hydrogeological services to support those being provided by Minco Silver’s local consultants, the 757 Exploration Brigade Team. The Hydrogeological Scoping Level Assessment was carried out under the direction of Senior Hydrogeologist M. Royle from Vancouver with peer reviews by SRK Principal Hydrogeologist Stefan Muller in Perth, and SRK Corporate Consultant Richard Connelly in the UK.

As outlined in the recent Preliminary Economic Assessment, completed by SRK, the proposed mining area is located approximately 600 m west of the Xijiang River, and 600 m south of the Changkeng Ditch and is contained within an envelope between sections 43W and 16E. The deposit is situated within a known karst environment, therefore potential inflows and the infrastructure required to manage those flows must be verified by further work. Exploration drilling indicates that mining will proceed in a southwest direction away from the river.

To date, 18 hydro-geological test holes have been drilled to test the connectivity of the various structures in place at Fuwan. Pumping tests from open holes have returned varying inflow rates from 0.25m3/day to 1,300m3/day (0.003 L/s to 15 L/s) with varying related drawdowns in each test hole.

A map outlining the above features is provided below:

Pumping test well (results available)
Pumping test well (no results received)
Faults mapped in surficial geology survey
Current proposed mine envelope
NORTH
Changkeng Fault
Changkeng Ditch
CK1007
Xijiang River
CK2004
CK2001
F2 Fault (assumed)
CK2002
Section #43 W (Western extent of proposed mine)
FW0100-1
QK1
F3 Fault (Xiawan Fault)
FW0117
FW0135
FW0086
CK1005
FW0128
Changkeng Fault
Mining facility
Xijiang River
Section #16 E (eastern extent of proposed mine)
0 200 400 600 800 1000
Scale in Metres

Based upon the available data, important conclusions from the report include the following:

♦

Initial testing, done to date, at the Fuwan Silver Deposit has not indicated that excessive water inflow would be encountered during mine development.

♦

Testing done to date indicates that the Xijiang River appears to be poorly connected hydraulically with the proposed underground mine envelope.

SRK has also included a number of recommendations. These involve advancing the structural understanding of the area together with further drilling to confirm the presence of interpreted faults, brecciated zones, and unconformities that may influence the planned mining zones. As well, additional pump test holes will be drilled to further test the aquifer and to monitor ground water and multi-strata inflows over both short and long terms.  Once mine development has been initiated, standard precautions including probe drilling ahead of advancing faces, installation of bulkheads, and geochemical monitoring for tracer elements in the water are recommended.  The ongoing hydrogeological program will be included during the feasibility study stage.

Concurrent with the SRK Scoping Level Assessment, the 757 team is conducting hydrogeological, environmental, and geotechnical programs for the project as part of the requirements of the Chinese Mining Licence application.

Qualified Persons

SRK Consulting - Michael Royle, M.App.Sci., P.Geo., Senior Hydrogeologist, SRK Consulting - Vancouver

Minco Silver - Tim Marlow, C. Eng., MIMMM, VP Operations and Study Manager; Dwayne Melrose, P. Geo., VP Exploration and QP responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks, and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.